

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 14, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

> **Re:** **McGraw Conglomerate Corporation**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed August 29, 2017**
> **File No. 024-10657**

Dear Mr. McGraw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

Part I
Item 2. Issuer Eligibility

1.   With reference to Rule 251(b)(3) and prior comment 1, please revise the cover page and summary sections to represent that the offering proceeds will be used to purchase one or both businesses identified in your Offering Circular, and no other businesses. If you are unable to make this representation, please withdraw the Form 1-A.

Item 5. Jurisdictions in Which Securities are to be Offered

2.   We refer to our prior comment 2. Please reconcile your offering circular disclosure on page 27 that you intend to make offers "in as many as all 50 states" with your Item 5 notification which reflects an intention to make offers in 30 jurisdictions.

Part II
Item 5. Plan of Distribution

3.   We acknowledge your revised disclosure in response to prior comment 5. However, it is still unclear what you mean by your statement that you may offer the Shares through "other independent referral sources." Please revise your disclosure here, and elsewhere as appropriate, to explain this statement.

Item 6. Use of Proceeds

4.   We note your disclosures on pages 35 and 36 concerning the current revenue streams for both target entities. Please revise to explain whether these figures are derived from audited financials provided to you, representations made by the target entities, or some other bases. To provide context for the revenue figures presented, please revise to provide net income figures or include some discussion of costs and expenses.

5.   Please revise to explain briefly the automotive/dealership services that C&C Kolorpatch provides and revise the fifth paragraph on page 35 to quantify the number of car dealerships.

Part III – Exhibits
Exhibit 4

6.   Please refer to Section 14 of the Securities Act and revise your subscription agreement to remove the acknowledgment contained in the second sentence of section 4(a).

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.